UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual period ended June 30, 2025

Fundrise Growth eREIT VII, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Full Mailing Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550

Issuer’s telephone number, including area code

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here (beginning on page 73) and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The use of the terms “Fundrise Growth eREIT VII”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Growth eREIT VII, LLC unless the context indicates otherwise.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2025. The financial statements included in this filing as of June 30, 2025 and for the six months ended June 30, 2025 and 2024 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Growth eREIT VII, LLC is a Delaware limited liability company formed on January 28, 2020 to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial real estate properties and development projects, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Operations substantially commenced on January 13, 2021. The Company has one reportable segment consisting of investments in real estate.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ended December 31, 2021, the Company has qualified for treatment as a REIT under the Internal Revenue Code of 1986, as amended, and intends to continue to operate as such. The Company has two taxable REIT subsidiaries (“TRS”). Fundrise SFR TRS 1, LLC and Fundrise SFR Portfolio TRS, LLC, which were formed with effective dates of October 9, 2021 and July 14, 2023, respectively.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com, which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here (beginning on page 33), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer up to $75.0 million in our common shares in any rolling twelve-month period under Regulation A (which we refer to as the “Offering”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. Most recently, the Company qualified an offering statement on November 20, 2024 qualifying approximately $58.9 million of additional common shares for sale pursuant to Regulation A. As of June 30, 2025 and December 31, 2024, we have raised total gross offering proceeds of approximately $114.1 million and $113.4 million, respectively, from settled subscriptions (including $15,000 received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $2.8 million received in private placements to third parties), and had settled subscriptions in our Offering and separate private placements for an aggregate of approximately 10,836,923 and 10,766,259 of our common shares, respectively. Assuming the settlement for all subscriptions received as of June 30, 2025, approximately $58.1 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering as of June 30, 2025.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. The per share purchase price for our common shares is adjusted at the beginning of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has currently determined to adjust the per share purchase price quarterly (or as soon as commercially reasonable and announced by us thereafter), to be no less than our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 30, 2023, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 30, 2023	$9.31	Form 1-U
March 29, 2024	$9.50	Form 1-U
June 29, 2024	$9.82	Form 1-U
September 30, 2024	$9.93	Form 1-U
December 31, 2024	$10.11	Form 1-U
March 31, 2025	$10.14	Form 1-U
June 30, 2025	$10.14	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Any distributions that we make will directly impact our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

For further details, please see Note 4, Distributions to the unaudited financial statements.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

 As of June 30, 2025 and December 31, 2024, approximately 4.0 million common shares and 3.3 million common shares, respectively, have been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe the redemptions during the six months ended June 30, 2025 are attributable to investor demand to restore and preserve personal liquidity in response to the changes in economic conditions across the broader financial markets.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate cash flows through distributions from investments in equity method investees. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies - Revenue and Income Recognition, to the unaudited financial statements for further detail.

Results of Operations

For the six months ended June 30, 2025 and 2024, we had total net losses of approximately $3.5 million and $3.4 million, respectively. Further information on certain changes in our results is as follows:

Expenses

Investment Management Fees – Related Party

For the six months ended June 30, 2025 and 2024, we incurred investment management fees of approximately $328,000 and $301,000, respectively. The increase in investment management fees is primarily attributable to an increase in the quarterly average net assets, as the investment management fee is calculated as a percentage of net assets each quarter. The overall increase in average net assets is primarily attributable to the increase in the fair value of our real estate investments period over period.

General and Administrative Expenses

For the six months ended June 30, 2025 and 2024, we incurred general and administrative expenses of approximately $250,000 and $206,000, respectively, which includes advisory and professional services, transfer agent costs, bank fees, and other expenses associated with operating our business. The increase in general and administrative costs is primarily attributable to increased audit, tax and professional services expenses for the six months ended June 30, 2025 as compared to the corresponding period in 2024.

Other Income (Expenses)

 Equity in Losses

For the six months ended June 30, 2025 and 2024 we had equity in losses, from our equity method investments of approximately $2.8 million and $2.9 million, respectively. The decrease in equity in losses is due to increase in rental revenues during the period due to increased occupancy in one of our equity method investments.

Dividend Income

For the six months ended June 30, 2025 and 2024, we earned dividend income of approximately $54,000 and $133,000, respectively. The decrease in dividend income is primarily attributable to a decrease in cash invested in the money market sweep account for the six months ended June 30, 2025 as compared to the corresponding period in 2024.

Our Investments

The following table summarizes the assets held during the period from January 1, 2024 through June 30, 2025 through our investment in Fundrise SFR JV 1, LLC, (“SFR JV 1”), a joint venture (“Co-Investment”) between the Company and Fundrise Real Estate Interval Fund, LLC (“Fundrise Interval Fund”), which is accounted for under the equity method of accounting. The Co-Investment ownership percentages for the Company and Fundrise Interval Fund are 10% and 90%, respectively. See “Recent Developments” for a description of any investments we have made since June 30, 2025. Note that the use of the term “controlled subsidiary” is not intended to conform with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Number of Units (1)	Date of Acquisition	Purchase Price (2)	Overview (Form 1-U)
Fort King Controlled Subsidiary	Dade City, FL	Single Family Rental	132	01/25/2021	$3,335,000	Initial
Windmill Farms Controlled Subsidiary	Forney, TX	Single Family Rental	102	01/26/2021	$2,088,000	Initial
Crestridge Meadows Controlled Subsidiary	Lavon, TX	Single Family Rental	98	02/05/2021	$2,183,000	Initial
Trinity Crossing Controlled Subsidiary	Forney, TX	Single Family Rental	4	02/10/2021	$85,000	Initial
East Heights at Airline Controlled Subsidiary	Houston, TX	Land	N/A	03/12/2021	$1,616,000	Initial
Hidden Creek Controlled Subsidiary	Zephyrhills, FL	Single Family Rental	105	03/30/2021	$2,524,000	Initial
Riverstone Controlled Subsidiary	Lakeland, FL	Single Family Rental	50	03/30/2021	$1,094,000	Initial
Homestead Estates Controlled Subsidiary	Elgin, TX	Single Family Rental	40	03/31/2021	$884,000	Initial Update
Oak Ridge Controlled Subsidiary	Fort Worth, TX	Single Family Rental	49	03/31/2021	$1,244,000	Initial
Ellison Park Controlled Subsidiary	Sandy Springs, GA	Single Family Rental	67	04/14/2021	$3,180,000	Initial Update
Hallie’s Ranch Controlled Subsidiary	St. Hedwig, TX	Single Family Rental	121	04/16/2021	$2,316,000	Initial

Chisholm Springs Controlled Subsidiary	Newark, TX	Single Family Rental	47	04/28/2021	$1,062,000	Initial
Pinewood Trails Controlled Subsidiary	Cleveland, TX	Single Family Rental	87	05/07/2021	$1,791,000	Initial
Rock Ridge Controlled Subsidiary	Pensacola, FL	Single Family Rental	69	06/10/2021	$2,317,000	Initial Update
Gardens of Three Rivers Controlled Subsidiary	Murfreesboro, TN	Single Family Rental	22	06/16/2021	$693,000	Initial
Ambling Grove Controlled Subsidiary	Decatur, GA	Single Family Rental	59	06/17/2021	$1,153,000	Initial
Loso Walk Controlled Subsidiary	Charlotte, NC	Single Family Rental	87	06/21/2021	$3,626,000	Initial Update
Lasater Ranch Controlled Subsidiary	Crowley, TX	Single Family Rental	48	06/29/2021	$1,140,000	Initial
Savannah Place Controlled Subsidiary	Converse, TX	Single Family Rental	60	06/30/2021	$1,308,000	Initial
Stonebridge Crossing Controlled Subsidiary	Jarrell, TX	Single Family Rental	90	06/30/2021	$2,022,000	Initial
Lincoln Oaks Controlled Subsidiary	Deland, FL	Single Family Rental	57	07/16/2021	$1,349,100	Initial
Liberty Grove Controlled Subsidiary	Locust Grove, GA	Single Family Rental	60	07/22/2021	$1,516,600	Initial Update
Willow Springs Controlled Subsidiary	Haslet, TX	Single Family Rental	128	08/19/2021	$4,042,600	Initial
Tortosa Controlled Subsidiary	Maricopa, AZ	Single Family Rental	70	08/30/2021	$1,934,000	Initial Update
Pender Woods Controlled Subsidiary	Summerville, SC	Single Family Rental	200	09/24/2021	$5,514,000	Initial Update
Balmoral Controlled Subsidiary	Humble, TX	Single Family Rental	163	09/30/2021	$4,535,000	Initial
Home Rent 2 Controlled Subsidiary –Scattered Site – Volley #1 Property (3)	Various	Single Family Rental	7	09/30/2021	$194,000	Initial
Home Rent 2 Controlled Subsidiary – Seagoville Farms Property	Seagoville, TX	Single Family Rental	48	09/30/2021	$1,214,700	Initial
FR – Timbergrove Village Controlled Subsidiary	Houston, TX	Land	N/A	10/12/2021	$1,151,000	Initial Update
Emerald Lakes Controlled Subsidiary	Ocean Springs, MS	Single Family Rental	106	10/28/2021	$3,710,000	Initial Update
Hickory Street Controlled Subsidiary	Foley, AL	Single Family Rental	120	10/28/2021	$4,320,000	Initial Update
Home Rent 2 Controlled Subsidiary – Shaw Creek Ranch Property	Ferris, TX	Single Family Rental	3	10/29/2021	$100,500	Initial

FR - Cedar Ridge Controlled Subsidiary	Charlotte, NC	Land	N/A	12/16/2021	$952,000	Initial
Ruskin Reserve Controlled Subsidiary	Ruskin, FL	Single Family Rental	94	12/29/2021	$2,235,000	Initial
Home Rent 2 Controlled Subsidiary – The Valley Property	Elgin, SC	Single Family Rental	10	12/29/2021	$251,900	Initial
Home Rent 2 Controlled Subsidiary – Vahalla Ranch Property	Tucson, AZ	Single Family Rental	4	01/28/2022	$131,200	Initial
Carolina Controlled Subsidiary	Myrtle Beach, SC	Single Family Rental	48	02/10/2022	$2,160,000	Initial
Cypress Controlled Subsidiary	Palm Bay, FL	Single Family Rental	87	03/16/2022	$4,380,000	Initial
Sunset Controlled Subsidiary	Panama City, FL	Single Family Rental	233	03/23/2022	$10,750,000	Initial
Treeline Controlled Subsidiary	Jacksonville, FL	Single Family Rental	146	04/21/2022	$5,363,400	Initial
Moss Creek Controlled Subsidiary	Louisville, KY	Single Family Rental	24	04/21/2022	$573,600	Initial
Kilbourne Controlled Subsidiary	Charlotte, NC	Single Family Rental	18	04/21/2022	$575,000	Initial
Ridgeview Controlled Subsidiary	Allen, TX	Single Family Rental	27	04/21/2022	$1,150,000	Initial
The Commons Controlled Subsidiary	Richmond Hill, GA	Single Family Rental	93	05/20/2022	$2,604,000	Initial
Harris Trail Controlled Subsidiary	Richmond Hill, GA	Single Family Rental	38	05/20/2022	$1,064,000	Initial
Home Rent 4 Controlled Subsidiary – Imperial Forest Property	Houston, TX	Single Family Rental	53	05/27/2022	$1,420,600	Initial
Beall Controlled Subsidiary	Denton, TX	Single Family Rental	188	06/21/2022	$7,238,000	Initial Update
Sumner Village Controlled Subsidiary	North Charleston, SC	Single Family Rental	44	06/29/2022	$1,622,900	Initial
Pine Ridge Controlled Subsidiary	Fountain Inn, SC	Single Family Rental	112	07/21/2022	$4,024,100	Initial Update
Main Street Townes at Lilburn Controlled Subsidiary	Lilburn, GA	Single Family Rental	80	08/29/2022	$3,200,900	Initial
Simmons Trace Controlled Subsidiary	Kissimmee, FL	Single Family Rental	108	08/30/2022	$4,517,600	Initial
Terrapin Station Controlled Subsidiary	Jacksonville, FL	Single Family Rental	60	10/12/2022	$2,000,800	Initial Update
Roseglen Controlled Subsidiary (4)	Indian Land, SC	Single Family Rental	50	10/20/2022	$2,320,000	Initial
Preston Park Controlled Subsidiary	Gallatin, TN	Single Family Rental	45	12/01/2022	$1,443,200	Initial

(1)	Number of Units refers to the total number of homes acquired or anticipated to be acquired in tranches. The Number of Units are presented as of the date of first acquisition and have not been subsequently updated.

(2)	Purchase Price refers to the total price paid by us at closing for our pro rata share of the equity in the controlled subsidiary. The Purchase Prices are presented as of the date of first acquisition and have not been subsequently updated.

(3)	The Scattered Site – Volley #1 Property represents single family homes purchased directly from national home builders that are operated within various for-sale housing communities.

(4)	As of April 10, 2025, all homes in the Roseglen Controlled Subsidiary were sold.

The following table summarizes the assets held during the period from January 1, 2024 through June 30, 2025 through our investment in Fundrise SFR JV 2, LLC, (“SFR JV 2”), a Co-Investment between the Company and Fundrise Interval Fund, which is accounted for under the equity method of accounting. The Co-Investment ownership percentages for the Company and Fundrise Interval Fund, are 5% and 95%, respectively. See “Recent Developments” for a description of any investments we have made since June 30, 2025. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Number of Units (1)	Date of Acquisition	Purchase Price (2)	Overview (Form 1-U)
Cottonvale Towns Controlled Subsidiary	Savannah, GA	Single Family Rental	71	01/13/2023	$994,000	Initial
The Village at Sherrills Ford Controlled Subsidiary	Sherrills Ford, NC	Single Family Rental	97	02/28/2023	$1,473,400	Initial
Bluejay Commons Controlled Subsidiary	Rincon, GA	Single Family Rental	124	07/13/2023	$1,736,930	Initial Update
Highland Townhomes Controlled Subsidiary	North Charleston, SC	Single Family Rental	220	09/29/2023	$3,544,050	Initial

(1)	Number of Units refers to the total number of homes acquired or anticipated to be acquired in tranches. The Number of Units are presented as of the date of first acquisition and have not been subsequently updated.

(2)	Purchase Price refers to the total paid by us at closing for our pro rata share of the equity in the controlled subsidiary. The Purchase Prices are presented as of the date of first acquisition and have not been subsequently updated.

As of June 30, 2025, the Company’s investments in companies that are accounted for under the equity method of accounting also included contributions to National Lending, LLC (“National Lending”). See Note 6, Related Party Arrangements to the unaudited financial statements for further information regarding National Lending and Co-Investments.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, our Offering, separate private placements to third parties, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of June 30, 2025, we had deployed approximately $107.0 million in capital for our equity method investments and had approximately $5.1 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total capital contribution amount of 5% of its assets under management to National Lending. As of June 30, 2025, we anticipate that cash on hand, proceeds from our Offering, and distributions received from our equity method investments will provide sufficient liquidity to meet future funding commitments and costs of operations for at least the next 12 months.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We have outstanding unsecured Company level debt of $8.2 million and $7.6 million as of September 18, 2025 and June 30, 2025, respectively, exclusive of any debt secured by the real property of our unconsolidated investments. This amount does not include any debt secured by the real property of our unconsolidated joint ventures. Our targeted portfolio-wide leverage is between 50%-85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a more diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. The Company may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver above average performance. Over the past six months, we’ve experienced the benefits of being invested in the right locations and asset types, even amidst sustained headwinds from elevated borrowing costs.

In September 2024, the Federal Reserve (the “Fed”) began its much anticipated rate cutting cycle, which in turn initially translated to positive performance across most of the portfolio; however, recent announcements suggest a slower and more uncertain path to additional cuts. Interest rates have yet to meaningfully decrease, but we still expect a decrease in interest rates in the long-term. The magnitude of these initial returns represents only a portion of the ground to be made up relative to the total decline in real estate values that occurred since the peak in 2022. We believe this recovery will continue to gain momentum in the coming years. Additionally, we expect that near-term impacts of many of the new administration’s tariff, immigration, and other policies (which we expect to result in slower economic growth and higher construction costs) will in turn lead to higher values for most of the portfolio. Further, as a result of the sustained strong operating performance of our properties, we have been able to drive growth in net operating incomes.

Looking ahead, our investment approach remains focused on disciplined capital deployment across both equity and credit strategies, aligned with our long-term objectives and responsive to evolving market conditions. Furthermore, the Fed, by its own forecast, is less than halfway through its expected rate cutting cycle, and is expected to continue cutting rates, albeit at a slower pace in the short-term than many initially anticipated. We believe this indicates that similar or larger gains could be achieved as rates continue to decrease. We expect that the assets acquired during this period of depressed pricing and falling interest rates will be one of the largest drivers of outsized returns in the future. We also recognize that the new political administration and ongoing policy shifts will continue to impact the economy, potentially through the deregulation of the financial sector, the impact of tariffs, reduced immigration and lower taxes. We anticipate that this will result in a more business-friendly environment with lower regulatory burdens and more liquidity in financial markets, but also the potential for increased volatility and higher costs around construction and new development. This dynamic has the potential to not only increase investment demand but to also further reduce future supply, compounding the existing supply constraints, which would result in even more appreciation in asset values.

Off-Balance Sheet Arrangements

As of June 30, 2025 and December 31, 2024, we had no off-balance sheet arrangements.

 Recent Developments

Status of our Offering

During the period from July 1, 2025 through September 18, 2025, the Company issued approximately 27,000 common shares for gross offering proceeds of approximately $269,000, which included any private placements to third parties.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO THE UNAUDITED FINANCIAL STATEMENTS OF

Fundrise Growth eREIT VII, LLC

Fundrise Growth eREIT VII, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2025 (unaudited)	As of December 31, 2024 (*)
ASSETS
Cash and cash equivalents	$5,114	$5,201
Other assets	12	22
Investments in equity method investees	54,160	56,882
Total Assets	$59,286	$62,105

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$136	$144
Due to related party	175	187
Settling subscriptions	7	23
Distributions payable	46	49
Redemptions payable	3,456	3,304
Notes payable – related party	7,593	700
Total Liabilities	11,413	4,407

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 10,836,923 and 10,766,259 shares issued and 6,826,019 and 7,450,471 shares outstanding as of June 30, 2025 and December 31, 2024, respectively	72,069	78,343
Accumulated deficit	(24,196)	(20,645)
Total Members’ Equity	47,873	57,698
Total Liabilities and Members’ Equity	$59,286	$62,105

*Derived from audited financial statements.

The accompanying notes are an integral part of these financial statements.

Fundrise Growth eREIT VII, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2025 (unaudited)	For the Six Months Ended June 30, 2024 (unaudited)
Revenue
Other revenue	$-	$-
Total revenue	-	-

Expenses
Investment management fees – related party	328	301
General and administrative expenses	250	206
Total expenses	578	507

Other income (expenses)
Equity in losses	(2,843)	(2,889)
Dividend income	54	133
Interest expense – related party	(93)	(93)
Total other income (expenses)	(2,882)	(2,849)

Net loss	$(3,460)	$(3,356)

Net loss per basic and diluted common share	$(0.47)	$(0.43)
Weighted average number of common shares outstanding, basic and diluted	7,312,321	7,784,578

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Fundrise Growth eREIT VII, LLC

Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated	Total Members’
	Shares	Amount	Deficit	Equity
December 31, 2024 (*)	7,450,471	$78,343	$(20,645)	$57,698
Proceeds from issuance of common shares	70,663	714	-	714
Offering costs	-	(26)	-	(26)
Distributions declared on common shares	-		(91)	(91)
Redemptions of common shares	(695,115)	(6,962)	-	(6,962)
Net loss	-	-	(3,460)	(3,460)
June 30, 2025 (unaudited)	6,826,019	$72,069	$(24,196)	$47,873

	Common Shares		Accumulated	Total Members’
	Shares	Amount	Deficit	Equity
December 31, 2023 (*)	6,934,231	$73,766	$(13,625)	$60,141
Proceeds from issuance of common shares	1,644,478	15,429	-	15,429
Offering costs	-	(31)	-	(31)
Distributions declared on common shares	-	-	(80)	(80)
Redemptions of common shares	(608,481)	(5,663)	-	(5,663)
Net loss	-	-	(3,356)	(3,356)
June 30, 2024 (unaudited)	7,970,228	$83,501	$(17,061)	$66,440

*Derived from audited financial statements.

The accompanying notes are an integral part of these financial statements.

Fundrise Growth eREIT VII, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2025 (unaudited)	For the Six Months Ended June 30, 2024 (unaudited)
OPERATING ACTIVITIES:
Net loss	$(3,460)	$(3,356)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in losses	2,843	2,889
Changes in assets and liabilities:
Net decrease in other assets	11	4
Net decrease in accounts payable and accrued expenses	(8)	(66)
Net increase (decrease) in due to related party	67	(108)
Net cash used in operating activities	(547)	(637)
INVESTING ACTIVITIES:
Investments in equity method investees	(2,025)	(6,115)
Return of investment from equity method investees	1,904	5,345
Net cash used in investing activities	(121)	(770)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	691	15,415
Proceeds from notes payable – related party	7,500	1,000
Repayment of notes payable – related party	(700)	(5,700)
Proceeds from settling subscriptions	7	41
Distributions paid	(94)	(154)
Redemptions paid	(6,810)	(6,993)
Offering costs paid	(13)	(31)
Net cash provided by financing activities	581	3,578

Net (decrease) increase in cash and cash equivalents	(87)	2,171
Cash and cash equivalents, beginning of period	5,201	6,004
Cash and cash equivalents, end of period	$5,114	$8,175

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party notes	$-	$194

The accompanying notes are an integral part of these financial statements.

Fundrise Growth eREIT VII, LLC

Notes to the Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Growth eREIT VII, LLC was formed on January 28, 2020 as a Delaware limited liability company and substantially commenced operations on January 13, 2021. As used herein, the “Company”, “we”, “us”, and “our” refer to Fundrise Growth eREIT VII, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate properties and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the period ended December 31, 2021. The Company has two taxable REIT subsidiaries (“TRSs”), SFR TRS 1, LLC and Fundrise SFR Portfolio TRS, LLC which were formed with an effective date of October 9, 2021 and July 14, 2023, respectively. Both TRSs are wholly-owned subsidiaries of Fundrise SFR JV 1, LLC.

The Company’s initial and any subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified approximately $58.9 million of additional common shares on November 21, 2024, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of June 30, 2025 and December 31, 2024, after redemptions, the Company has net common shares outstanding of approximately 6,826,000 and 7,450,000, respectively, including common shares issued to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of both June 30, 2025 and December 31, 2024, the Sponsor owned 500 common shares. As of June 30, 2025 and December 31, 2024, after redemptions, third parties owned approximately 134,000 and 147,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $2.2 million and $2.3 million, respectively. As of June 30, 2025 and December 31, 2024, the total amount of equity issued by the Company on a gross basis was approximately $114.1 million and $113.4 million, respectively, and the total amount of settling subscriptions was approximately $7,000 and $23,000, respectively. These amounts were offered at a $10.14 and $9.93 per share price, respectively.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2024 balance sheet and certain related disclosures are derived from the Company’s December 31, 2024 audited financial statements. These interim financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The financial statements as of June 30, 2025 and for the six months ended June 30, 2025 and 2024, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We did not have any VIEs for the periods presented in these financial statements.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consists of money market funds as of June 30, 2025 and December 31, 2024.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Loss per Share

Basic loss per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic loss per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net loss per common share equals basic net loss per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2025 and 2024.

Offering Costs

Offering costs of the Company were initially paid by the Manager on behalf of the Company. Pursuant to the Company’s second amended and restated operating agreement (the “Operating Agreement”), the Company is obligated to reimburse the Manager, or its affiliates, as applicable, for offering costs incurred on its behalf, subject to certain conditions.

Reimbursement is permitted only after the Company reached a NAV per share greater than $10.00 per share (the “Hurdle Rate”). Once the Hurdle Rate is met, the Company may begin reimbursing the Manager for offering costs incurred both before and after the Hurdle Rate was achieved, without interest. Reimbursements are made in monthly installments and are limited to 0.50% of aggregate gross offering proceeds per month. Any unreimbursed amounts exceeding the monthly reimbursement limit may be carried forward and reimbursed in subsequent periods, provided that such reimbursements do not cause the NAV per share to fall below the Hurdle Rate.

The Company recognizes a liability for offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, no liability was recognized by the Company until it reached the Hurdle Rate. After the Company’s NAV per share exceeded the Hurdle Rate on June 30, 2021, it recognized a liability with a corresponding reduction to equity for offering costs.

The table below presents the Company’s offering costs paid and payable to the Manager as of and for the periods presented (amounts in thousands):

Offering Costs (1)	For the Six Months Ended June 30, 2025	For the Year Ended December 31, 2024
Costs incurred by the Manager:
Beginning balance	$202	$197
Costs incurred during the period	1	5
Ending balance	$203	$202
Less: cumulative costs reimbursed to Manager	(202)	(189)
Less: costs payable to Manager	(1)	13
Total costs subject to reimbursement in a future period	$-	$-

(1)	The Hurdle Rate was met as of June 30, 2021.

During the six months ended June 30, 2025 and 2024, the Company directly incurred offering costs of approximately $26,000 and $31,000, respectively. Approximately $1,000 and $14,000 were payable as of June 30, 2025 and December 31, 2024, respectively.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. We did not have any VIEs for the periods presented in these financial statements.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee.

The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions from equity method investees for each investment, less distributions from equity method investees in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions from equity method investees that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions from equity method investees in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2025 and 2024.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and operated as such, commencing with the taxable year ending December 31, 2021. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. In addition, taxable income from non-REIT activities managed through TRSs is subject to federal, state, and local income taxes. A TRS is a subsidiary C corporation that has not elected REIT status and as such is subject to United States federal and state corporate income tax. We use TRS entities to facilitate our ability to perform non-real estate related activities and/or perform non-customary services for residents that cannot be offered directly by a REIT.

No material provisions have been made for federal income taxes in the accompanying financial statements during the six months ended June 30, 2025 and 2024. No gross deferred tax assets or liabilities have been recorded as of June 30, 2025 and December 31, 2024.

As of June 30, 2025, all tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation. For the open tax periods, the Company has no uncertain tax positions that would require recognition in the financial statements.

Revenue and Income Recognition

Dividend income consists of interest earned on bank accounts and money market dividend income, which is related to dividends earned through our cash sweep bank account and is recognized on an accrual basis.

Recent Accounting Pronouncements

In July 2025, the FASB issued Accounting Standards Update (“ASU 2025-05”), Financial Instruments - Credit Losses (Topic 326), which provides a practical expedient for all entities and an accounting policy election for entities other than public business entities when estimating expected credit losses on trade receivables and contract assets arising from revenue transactions under Topic 606. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2025, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In May 2025, the FASB issued Accounting Standards Update (“ASU 2025-03”), Business Combinations (Topic 805) and Consolidation (Topic 810), which amends existing guidance for determining the accounting acquirer in a transaction primarily effected through the exchange of equity interests in which the legal acquiree is a VIE that meets the definition of a business. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2026, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In November 2024, the FASB issued Accounting Standards Update (“ASU 2024-03”), Income Statement - Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures, which requires disclosure within the notes to the financial statements of specified expense categories as well as qualitative descriptions for amounts not disaggregated quantitatively within expense captions on the income statement. The standard is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In January 2024, the Company adopted Accounting Standards Update 2023-07 (“ASU 2023-07”), Segment Reporting (Topic 280), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and are included in each reported measure of segment profit or loss. It also requires disclosure of the amount and composition of “other segment items”, as well as interim disclosures of segment profit or loss and assets. These requirements apply to all public entities, including those with a single reportable segment. Adoption of the new standard affected financial statement disclosures only and did not impact the Company’s financial position or results of operations.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2025	For the Year Ended December 31, 2024
Beginning balance	$56,882	$63,454
Additional investments in equity method investees	2,025	7,635
Distributions from equity method investees	(1,904)	(8,400)
Equity in losses of equity method investees	(2,843)	(5,807)
Ending balance	$54,160	$56,882

As of June 30, 2025, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Investments in equity method investees includes the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. As of June 30, 2025 and December 31, 2024, the carrying value of the Company’s equity method investment in National Lending was approximately $5.3 million and $5.1 million, respectively. See Note 6, Related Party Arrangements for further information regarding National Lending.

(2)	10% non-controlling member interest in Fundrise SFR JV 1, LLC (“SFR JV 1”), a joint venture (“Co-Investment”) between the Company and Fundrise Real Estate Interval Fund, LLC (“Fundrise Interval Fund”), which primarily invests in newly constructed pre- stabilized and stabilized single-family residential real properties located throughout the Sunbelt region of the United States.

(3)	5% non-controlling member interest in SFR JV 2, LLC (“SFR JV 2”), a Co-Investment between the Company and Fundrise Interval Fund, which was organized primarily to originate, invest in, and manage a diversified portfolio of single family rental real estate investments and other real estate-related assets.

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of June 30, 2025	As of December 31, 2024
Real estate assets, net	$1,363,436	$1,373,861
Other assets (1)	192,816	184,775
Total assets	$1,556,252	$1,558,636

Credit facilities	$882,798	$791,606
Mortgages payable, net	36,210	82,657
Other liabilities (2)	28,814	50,694
Equity	608,430	633,679
Total liabilities and equity	$1,556,252	$1,558,636
Company’s equity investment, net	$54,160	$56,882

(1)

As of June 30, 2025 and December 31, 2024, approximately $113.2 million and $98.3 million of “Other assets” are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending, respectively. See Note 6, Related Party Arrangements for further information regarding National Lending.

(2)	As of June 30, 2025 and December 31, 2024, approximately $42.1 million and $22.0 million of “Other liabilities” represent promissory notes issued from affiliated entities to National Lending, respectively. See Note 6, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	For the Six Months Ended June 30, 2025	For the Six Months ended June 30, 2024
Total revenue	$61,363	$55,855
Total expenses	90,975	85,881
Net losses	$(29,612)	$(30,026)
Company’s equity in losses of investee	$(2,843)	$(2,889)

The Company is a guarantor to various debt arrangements entered into by SFR JV 1, SFR JV 2 and certain of their wholly-owned subsidiaries as of June 30, 2025 and December 31, 2024. These debt arrangements were entered into by our equity method investees for purposes of securing financing on existing real estate properties and future real estate property acquisitions. The Company’s guarantees (“standard carve-out guarantees”) included within these non-recourse debt arrangements are limited to standard lender protection clauses in the remote likelihood of wrongful action on the part of our equity method investees and their subsidiaries, as the named borrowers. The Company is also subject to a limited recourse liability on one of these debt arrangements during the real estate property’s stabilization period.

As of June 30, 2025 and December 31, 2024, the total debt outstanding by our equity method investees, for which the Company was subject to a standard carve-out guarantee, were approximately $676.7 million and $670.1 million, respectively. In addition, as of both June 30, 2025 and December 31, 2024, the Company was subject to a limited recourse liability of approximately $7.2 million. These debt arrangements incur interest at variable rates. As of June 30, 2025, the maturity dates of these debt arrangements range from September 30, 2025 through June 2, 2026, some of which have extension options available to our equity method investees and their subsidiaries. No amounts have been accrued by the Company as a loss contingency related to these guarantees as of June 30, 2025 or December 31, 2024 because payment by the Company is not probable.

These debt arrangements also contain various financial and non-financial covenant requirements for the Company. As of June 30, 2025 and December 31, 2024, the Company was in compliance with these covenants.

4.	Distributions

Distributions are calculated based on members of record each day during the distribution period. During the six months ended June 30, 2025 and December 31, 2024, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $91,000 and $179,000 respectively. Of these amounts, less than approximately $1,000 in distributions were declared to related parties during the six months ended June 30, 2025 and the year ended December 31, 2024. Of the distributions declared during the six months ended June 30, 2025 and the year ended December 31, 2024, approximately $45,000 and $130,000 of distributions were paid, respectively. Approximately $46,000 and $49,000 remained payable as of June 30, 2025 and December 31, 2024, respectively.

5.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 –	Quoted market prices in active markets for identical assets or liabilities.

Level 2 –	Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 –	Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amount of cash and cash equivalents, other assets, and notes payable to related parties reported in the Balance Sheets approximates fair values because of the short maturity of these instruments.

6.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate, which was met as of June 30, 2021. See Note 2, Summary of Significant Accounting Policies –Offering Costs for the amount of offering costs incurred and payable for the six months ended June 30, 2025 and 2024.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2025 and 2024, the Manager incurred approximately $4,000 and $2,000 of operational costs on our behalf, respectively. As of both June 30, 2025 and December 31, 2024, approximately $1,000 was due and payable to the Manager.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our net asset value (“NAV”) at the end of each quarter. The Manager agreed, for a period from inception until June 30, 2021 (the “Fee Waiver Period”), to waive its investment management fee. Following the conclusion of the Fee Waiver Period, the Manager may, in its sole discretion, continue to waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

During the six months ended June 30, 2025 and 2024, we incurred investment management fees of approximately $328,000 and $301,000, respectively. As of June 30, 2025 and December 31, 2024, approximately $161,000 and $169,000, respectively, of investment management fees remained payable to the Manager and are included in “Due to related party” on the Balance Sheets.

The Company may be charged by the Manager a development management fee based on a percentage of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For the six months ended June 30, 2025 and 2024, no development management fees were incurred or paid to the Manager.

The Company may be charged by the Manager a property management fee based on a percentage of gross receipts for the then current calendar month, for each real estate investment for which the Manager is acting as the property manager. However, we do not intend to charge such property management fee unless it is net of the fees being charged by another property manager of such asset of the project. Our Manager may, in its sole discretion, waive its property management fee, in whole or in part. The Manager will forfeit any portion of the property management fee that is waived. For the six months ended June 30, 2025 and 2024, no property management fees have been incurred or paid to the Manager.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2025 and December 31, 2024, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the six months ended June 30, 2025 and 2024, no special servicing fees were incurred or paid to the Manager.

The Company may retain certain of our Manager’s affiliates, from time to time, for services relating to our investments or our operations, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/ budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, transaction support services, transaction consulting services and other similar operational matters. Any compensation paid to our Manager’s affiliates for any such services will not reduce the investment management fee. Any such arrangements will be at or below market rates. For the six months ended June 30, 2025 and 2024 no fees for such services have been incurred or paid to the Manager. Additionally, no fees for such services have been incurred or paid directly by the Company for the six months ended June 30, 2025 and 2024.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate, and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. For the six months ended June 30, 2025 and 2024, no disposition fees have been incurred or paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2025 and the year ended December 31, 2024, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager, or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2025 and 2024, fees of approximately $4,000 and $4,000, respectively, were paid to the Independent Representative as compensation for those services and included within general and administrative expenses in the statements of operations.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 500 common shares as of June 30, 2025 and December 31, 2024.

For the six months ended June 30, 2025 and 2024, the Sponsor incurred approximately $21,000 and $24,000, respectively, of operational costs on our behalf in connection with the Shared Services Agreement. As of June 30, 2025 and December 31, 2024, approximately $12,000 and $5,000 of operational costs were due and payable, respectively.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by certain of the real estate investment trusts (“eREITs”) and Funds managed by our Manager and affiliated with our Sponsor, including the Company. The Sponsor became the manager of National Lending effective June 18, 2025, but does not hold any equity interest in National Lending. Prior to this change, an independent manager managed National Lending under a management agreement at a market rate. The Sponsor is not compensated for its role as manager. Each eREIT or Fund contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT or Fund maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of June 30, 2025 and December 31, 2024, the Company has contributed approximately $4.5 million for approximately 6.5% and 6.6% ownership in National Lending, respectively. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs or Funds who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s or Fund’s individual real estate investment strategies. Any promissory note bear a market rate of interest. National Lending may also obtain a promissory note from any of these eREITs in order to secure short-term bridge financing.

The following is a summary of the promissory notes issued by National Lending to the Company during the six months ended June 30, 2025 and 2024 and remaining outstanding balances as of June 30, 2025 and December 31, 2024 (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Maturity Date	Repayment Date	Balance as of June 30, 2025	Balance as of December 31, 2024
2024 - A	$6,700	6.50%	12/31/2024	05/03/2024	$-	$-
2024 - B	$1,000	6.00%	12/31/2025	N/A	$300	$700
2025 - C	$2,500	6.00%	01/30/2026	N/A	$2,500	$-
2025 - D	$1,000	5.50%	03/27/2026	N/A	$1,000	$-
2025 - E	$2,500	5.50%	05/29/2026	N/A	$2,500	$-
2025 - F	$1,500	5.50%	06/30/2026	N/A	$1,200	$-
Total					$7,500	$700

For the six months ended June 30, 2025 and 2024, the Company incurred approximately $93,000 in interest expense on notes with National Lending. As of June 30, 2025 and December 31, 2024, we had outstanding accrued interest of approximately $93,000 and $0, respectively, due to National Lending.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata to the amount of money the Company applies to the origination or commitment amount for the underlying acquisition. The ownership percentages of the investment in SFR JV 1 for the Company and the Fundrise Interval Fund are 10% and 90%, respectively. The ownership percentages of the investment in SFR JV 2 for the Company and the Fundrise Interval Fund are 5% and 95%, respectively.

For the six months ended June 30, 2025 and 2024, no reimbursable operating costs were incurred by the Company on behalf of SFR JV 1 and SFR JV 2, our Co-Investments. No reimbursable operating costs were receivable as of June 30, 2025 and December 31, 2024.

7.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including investment management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

8.	Commitments and Contingencies

Guarantee of Debt – Equity Method Investee

As of June 30, 2025 and December 31, 2024, the total debt outstanding by our equity method investees, for which the Company was subject to a standard carve-out guarantee, were approximately $676.7 million and $670.1 million, respectively. In addition, as of both June 30, 2025 and December 31, 2024, the Company was subject to a limited recourse liability for maximum potential future payments of approximately $7.2 million. As of June 30, 2025, the maturity dates of these debt arrangements range from September 30, 2025 through June 2, 2026, some of which have extension options available to our equity method investees and their subsidiaries. The Company has evaluated the guarantee in accordance with ASC 460, Guarantees, and ASC 450, Contingencies. Management has concluded that no liability should be recorded as of June 30, 2025 and December 31, 2024, as the likelihood of the Company being required to perform under the guarantee is remote.

Reimbursable Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for offering costs that were paid by the Manager on the Company’s behalf. As of both June 30, 2025 and December 31, 2024, approximately $0 of offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies –Offering Costs.

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any material active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

9.	Segment Reporting

The Company operates as a single reportable segment. The management committee of Fundrise Advisors, LLC, our Manager, acts as the Company’s CODM, assessing performance and making decisions about resource allocation. The CODM determined that the Company operates a single reportable segment based on the fact that the CODM monitors the operating results of the Company as a whole and that the Company’s long-term strategic asset allocation is pre-determined in accordance with the terms of its offering circular, based on a defined investment strategy. The financial information, including information about the Company’s significant revenues and expenses, that is provided to and reviewed by the CODM is consistent with that presented within the Company’s financial statements. Total expenses and total other expenses, as disclosed in the financial statements, represent the CODM’s measure of significant expenses for all segments. The CODM uses this financial information to evaluate the Company’s overall performance and investment returns, supporting decisions on acquisitions, dispositions, and distributions. Refer to the statements of operations in our financial statements for further detail on our total revenue, total expenses, and net income or loss. No single shareholder accounts for more than 10% of the Company’s total revenue. All of the Company’s real estate investments are located within the United States and all revenues are derived from U.S.-based operations.

10.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through September 18, 2025 for potential recognition or disclosure.

Status of our Offering

During the period from July 1, 2025 through September 18, 2025, the Company issued approximately 27,000 common shares for gross offering proceeds of approximately $269,000, which included any private placements to third parties.

National Lending

On July 30, 2025, the Company issued a new promissory note to National Lending for a total maximum principal amount of $3.0 million. The note bears a 5.75% interest rate per annum and matures on July 30, 2026. As of September 18, 2025, approximately $200,000 was outstanding.

On July 30, 2025, the Company made a draw of $300,000 on the “2025 - F” National Lending promissory note. As of September 18, 2025, approximately $1.5 million was outstanding.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
2.2*	Form of Amended and Restated Operating Agreement (incorporated by reference to Exhibit 2.2 of the Company’s Form 1-SA filed September 12, 2023)
4.1*	Form of Subscription Agreement (incorporated by reference to Appendix A of the Company’s Offering Circular on Form 1-A filed on December 5, 2022)
6.1*	Form of License Agreement between Fundrise Growth eREIT VII, LLC and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
6.2*	Form of Fee Waiver Support Agreement between Fundrise Growth eREIT VII, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Offering Circular on Form 1-A/A filed on October 10, 2020)
6.3*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A filed on February 25, 2020)
6.4*	Second Amended & Restated Limited Liability Company Operating Agreement of Fundrise SFR JV 1, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s Form 1-K filed on April 11, 2023)
6.5*	Limited Liability Company Operating Agreement of Fundrise SFR JV 2, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s Form 1-K filed on April 11, 2023)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 18, 2025.

Fundrise Growth eREIT VII, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 18, 2025
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 18, 2025
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)